FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2014

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T E LOVELL By T E LOVELL SECRETARY
Date: 7 July 2014

EXHIBIT INDEX

EXHIBIT NUMBER                                           EXHIBIT DESCRIPTION
99                                Notice to London Stock Exchange dated 7 July 2014

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit 1:	Stock Exchange announcement dated 6 June 2014 entitled 'Director/PDMR Shareholding'
Exhibit 2:	Stock Exchange announcement dated 12 June 2014 entitled 'Director/PDMR Shareholding'

Exhibit 1:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 6 June 2014 of the following transaction which took place on 5 June 2014:

Sir Malcolm Rifkind (Director) - purchase of 300 Unilever PLC Ordinary 3 1/9 pence shares at a price of £26.75 per share.

The above transaction was carried out in the UK.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:

JULIAN THURSTON - +44(0)207 822 6707

Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - COMPANY SECRETARY

6 June 2014

Exhibit 2:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 12 June 2014 that on 11 June 2014 either dividend equivalents or dividends earned were reinvested as additional shares under the Unilever Global Share Incentive Plan 2007 (GSIP), the Unilever Management Co Investment Plan (MCIP), the Senior Executive Retirement Arrangement (SERA), the Unilever North America 2002 Omnibus Equity Compensation Plan Global Share Incentive Program, the Management Co-Investment Program and the Before-Tax Share Bonus Program. These additional shares were based on the London Stock Exchange closing price of £26.78 or the New York Stock Exchange closing price of $44.92 (as appropriate) on 11 June 2014.

Unilever Global Share Incentive Plan 2007 (GSIP)

Dividend equivalents earned on GSIP conditional target shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP target shares. The dividend equivalents reinvested were as follows:

Mr D A Baillie (PDMR) - 291 Ordinary 3 1/9 pence shares

Mr D Blanchard (PDMR) - 199 Ordinary 3 1/9 pence shares

Mr K Havelock (PDMR) - 273 Ordinary 3 1/9 pence shares

Mr J-M Huët (Director) - 826 Ordinary 3 1/9 pence shares

Mr K Kruythoff (PDMR) - 227 Ordinary 3 1/9 pence shares

Mr D Lewis (PDMR) - 302 Ordinary 3 1/9 pence shares

Mr H Manwani (PDMR) - 408 Ordinary 3 1/9 pence shares

Mr N Paranjpe (PDMR) - 123 Ordinary 3 1/9 pence shares

Mr P G J M Polman (Director) - 1,235 Ordinary 3 1/9 pence shares

Mr A Saint-Affrique (PDMR) - 242 Ordinary 3 1/9 pence shares

Mr P L Sigismondi (PDMR) - 333 Ordinary 3 1/9 pence shares

Ms R Sotamaa (PDMR) - 180 Ordinary 3 1-9 pence shares

Mr K C F Weed (PDMR) - 242 Ordinary 3 1/9 pence shares

Mr J Zijderveld (PDMR) - 341 Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.

Unilever Management Co Investment Plan (MCIP)

Dividend equivalents earned on MCIP Match Shares were reinvested as additional MCIP Match Shares, which will be subject to the same performance conditions as the underlying MCIP Match Shares. Based on an MCIP Match of 100%, the dividend equivalents reinvested were as follows:

Mr D A Baillie (PDMR) - 96 Ordinary 3 1/9 pence shares

Mr D Blanchard (PDMR) - 96 Ordinary 3 1/9 pence shares

Mr K Havelock (PDMR) - 105 Ordinary 3 1/9 pence shares

Mr J-M Huët (Director) - 130 Ordinary 3 1/9 pence shares

Mr K Kruythoff (PDMR) - 61 Ordinary 3 1/9 pence shares

Mr D Lewis (PDMR) - 157 Ordinary 3 1/9 pence shares

Mr H Manwani (PDMR) - 146 Ordinary 3 1/9 pence shares

Mr N Paranjpe (PDMR) - 18 Ordinary 3 1/9 pence shares
Mr P G J M Polman (Director) - 421 Ordinary 3 1/9 pence shares

Mr A Saint-Affrique (PDMR) - 82 Ordinary 3 1/9 pence shares

Mr P L Sigismondi (PDMR) - 118 Ordinary 3 1/9 pence shares

Ms R Sotamaa (PDMR) - 23 Ordinary 3 1-9 pence shares

Mr K C F Weed (PDMR) - 170 Ordinary 3 1/9 pence shares

Mr J Zijderveld (PDMR) - 144 Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.

Unilever Management Co Investment Plan (MCIP)

Dividends earned on MCIP Investment Shares were as follows:

Mr D Blanchard (PDMR) - 82 Ordinary 3 1/9 pence shares

Mr K Havelock (PDMR) - 90 Ordinary 3 1/9 pence shares

Mr D Lewis (PDMR) - 134 Ordinary 3 1/9 pence shares
Mr N Paranjpe (PDMR) - 16 Ordinary 3 1/9 pence shares

Mr P G J M Polman (Director) - 356 Ordinary 3 1/9 pence shares

Mr A Saint-Affrique (PDMR) - 71 Ordinary 3 1/9 pence shares

Mr P L Sigismondi (PDMR) - 99 Ordinary 3 1/9 pence shares

Ms R Sotamaa (PDMR) - 21 Ordinary 3 1-9 pence shares

Mr K C F Weed (PDMR) - 88 Ordinary 3 1/9 pence shares

Mr J Zijderveld (PDMR) - 124 Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.

Unilever North America 2002 Omnibus Equity Compensation Plan

Dividend equivalents earned on North America 2002 Omnibus Equity Compensation Plan Global Share Incentive Program, Management Co-Investment Program and the Before Tax Share Bonus target shares were reinvested as additional North America 2002 Omnibus Equity Compensation Plan shares. The dividend equivalents reinvested were as follows:

Global Share Incentive Program

Dividend equivalents earned on GSIP conditional target shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP target shares. The dividend equivalents reinvested were as follows:

Mr A Jope (PDMR) - 296 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share

The above transaction was carried out in the USA.
Management Co-Investment Program
Dividend equivalents earned on MCIP conditional target shares were reinvested as additional MCIP conditional shares, which will be subject to the same performance conditions as the underlying MCIP target shares. Based on an MCIP Match of 100%, the dividend equivalents reinvested were as follows:

Mr A Jope (PDMR) - 108 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share

The above transaction was carried out in the USA

Unilever Before-Tax Share Bonus Program

Dividend equivalents earned on shares in the Share Bonus Program were reinvested and will be distributed in July of the calendar year after the year of retirement or termination. There are no performance conditions associated with receiving these dividends. The dividend equivalents reinvested were as follows:

Mr A Jope (PDMR) - 42 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share

The above transaction was carried out in the USA.

Reinvestment of dividend on beneficially owned shares

Dividends were earned on shares beneficially owned, and reinvested as follows:

Mr D Blanchard (PDMR) - 189 Ordinary 3 1/9 pence shares

Mr K Havelock (PDMR) - 301 Ordinary 3 1/9 pence shares

Mr D Lewis (PDMR) - 575 Ordinary 3 1/9 pence shares

Mr N Paranjpe (PDMR) - 110 Ordinary 3 1/9 pence shares

Mr P G J M Polman (Director) - 2,080 Ordinary 3 1/9 pence shares

Mr A Saint-Affrique (PDMR) - 388 Ordinary 3 1/9 pence shares

Mr P L Sigismondi (PDMR) - 215 Ordinary 3 1/9 pence shares

Mr K C F Weed (PDMR) - 424 Ordinary 3 1/9 pence shares

Mr J Zijderveld (PDMR) - 776 Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.

Senior Executive Retirement Arrangement (SERA)

Dividends earned were reinvested as additional shares under the Senior Executive Retirement Arrangement (SERA) and reinvested as follows:

Mr K Havelock (PDMR) - 265 Ordinary 3 1/9 pence shares

Mr K C F Weed (PDMR) - 450 Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:

REBECCA RIGBY - +44(0)207 822 5186

Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - GROUP SECRETARY

12 June 2014

Safe Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever group (the "Group"). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high ethical standards; and managing regulatory, tax and legal matters. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext in Amsterdam and the US Securities and Exchange Commission, including the Group's Annual Report on Form 20-F for the year ended 31 December 2013 and Annual Report and Accounts 2013. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.